ITEM 77C: Items Submitted to a Vote of Security Holders

             Morgan Stanley Market Leader Trust

     On February 24, 2004, a Special Meeting of Shareholders of Morgan Stanley Market Leader Trust ("Market Leader") was held to consider and vote upon an Agreement and Plan of Reorganization (the "Reorganization Agreement") between Market Leader and Morgan Stanley Growth Fund ("Growth Fund"), pursuant to which substantially all of the assets of Market Leader would be combined with those of Growth Fund and shareholders of Market Leader would become shareholders of Growth Fund receiving shares of Growth Fund with a value equal to the value of their holdings in Market Leader. On October 23, 2003 the Board of Trustees unanimously approved the Reorganization Agreement, and on February 24, 2004 the Reorganization Agreement was approved by the affirmative vote of a majority of the shareholders of Market Leader present in person or represented by proxy and entitled to vote at the meeting.

      On  March  12, 2004, the Reorganization  Plan  between
Market Leader and Growth Fund was completed according to the terms set forth above and in the Reorganization Agreement.

For:     13,261,087.642             Against:     529,002.100
Abstain:  1,153,612.735